                                  Deutsch Bank
 Tracker Notes Linked to the SPDR([R]) SandP([R]) Dividend ETF and the Deutsche
                Bank Equity Mean Reversion Alpha Index (EMERALD)
                             Alternative Investment

Indicative Terms as of August 5, 2011
CUSIP:                 2515A1 AG 6

Issuer:                Deutsche Bank AG, London Branch

Maturity / Tenor:      3 years

Basket:                The securities are linked to the performance of the
                       SPDR([R]) SandP([R]) Dividend ETF ("SDY," Bloomberg: SDY)
                       and the Deutsche Bank Equity Mean Reversion Alpha Index
                       ("EMERALD," Bloomberg: DBVEMR), which provides investors
                       with long exposure to daily volatility and short exposure
                       to weekly volatility, in each case, of the SandP 500([R])
                       Index in order to capture the potential negative serial
                       correlation between daily volatility and weekly
                       volatility. Each of SDY and EMERALD is a "Basket
                       Component".

Redemption Amount:     You will receive a cash payment on the Maturity Date or
                       Redemption Trigger Payment Date, as applicable, per
                       $1,000 face amount of securities, calculated as follows:

                            $1,000 x      Final Basket Level
                                         ---------------------
                                         Initial Basket Level

                       Your investment will be fully exposed to any depreciation
                       in SDY and three times any depreciation in EMERALD.

Initial Basket Level:  100

Final Basket Level:    The Basket Level as determined by the Calculation Agent
                       on the Final Valuation Date or the Redemption Trigger
                       Valuation Date, as the case may be.

Basket Level:          On any trading day:
                       100 x (1 + SDY Performance + 3 x EMERALD Performance)
SDY Performance:            Final Reference Level
                       -----------------------------
                       (  Initial Reference Level  ) x SDY Adjustment Factor - 1

EMERALD                     Final Reference Level     x   EMERALD Adjustment
                       -----------------------------      Factor  - 1
Performance:            ( Initial Reference Level  )
Initial Reference
Level:                 The Reference Level for the respective Basket Component
                       on the Trade Date

Final Reference Level: The Reference Level for the respective Basket Component on the Final Valuation Date, Redemption Trigger Valuation
                       Date or the applicable trading day, as the case may be

Reference Level:       For SDY, on any scheduled trading day, the last reported
                       closing price of SDY on the relevant exchange multiplied
                       by the then-current Share Adjustment Factor, as
                       determined by the calculation agent. For EMERALD, the
                       closing level of EMERALD on the applicable trading day.

Share Adjustment       Initially 1.0 for SDY, subject to adjustment for certain
Factor:                actions affecting the fund. See "Description of
                       Securities -- Anti-dilution Adjustments for Funds" in
                       term sheet No. 1274.

SDY Adjustment
Factor:                0.9975 -- (0.0025 [] (Days / 365))

EMERALD                1 -- (0.01 x (Days / 365))
Adjustment Factor:     With respect to each Adjustment Factor, "Days" equals the
                       number of calendar days from,  and  including,  the Trade
                       Date to, but excluding,  the Final  Valuation Date or the
                       Redemption  Trigger  Valuation  Date (each,  a "Valuation
                       Date"), as applicable.
Redemption Trigger
Level:                 40

Redemption Trigger     A Redemption Trigger Event occurs if the Basket Level on
Event:                 any trading day during the period from but excluding the
                       Trade Date to and including the second trading day prior
                       to the Final Valuation Date is less than the Redemption
                       Trigger Level (such trading day, the "Redemption Trigger
                       Valuation Date"). The securities will be redeemed by the
                       Issuer for the Redemption Amount calculated as of the
                       Redemption Trigger Valuation Date, with payment made on
                       the date that is five business days after the Redemption
                       Trigger Valuation Date (the "Redemption Trigger Payment
                       Date").

SDY Dividend Pass-     On each SDY Dividend Pass-Thru Payment Date, if you are
Thru Payments:         the beneficial owner of the securities as of the close of
                       business on the applicable Record Date, you will receive
                       a cash payment per $1,000 face amount that equals the
                       total amount of dividends accrued and paid by SDY to its
                       shareholders during the applicable SDY Dividend Pass-Thru
                       Payment Period on the number of SDY shares each $1,000
                       face amount is worth, as determined by the calculation
                       agent by dividing the $1,000 face amount by the product
                       of the Initial Reference Level of SDY and the
                       then-applicable Share Adjustment Factor on the trading
                       day immediately preceding such SDY Dividend Pass- Thru
                       Payment Date. No SDY Dividend Pass-Thru Payments will be
                       made after a Redemption Trigger Event.

SDY Dividend Pass-     With respect to each SDY Dividend Pass-Thru Payment Date,
Thru Payment Period:   the period from and including the last SDY Dividend
                       Pass-Thru Payment Date (or the Trade Date, in the case of
                       the first SDY Dividend Pass-Thru Payment Date) to but
                       excluding such SDY Dividend Pass-Thru Payment Date.

SDY Dividend  Pass-    November 30, 2011, February 29, 2012, May 31, 2012,
Thru Payment  Dates:   August 31, 2012, November 30, 2012, February 28, 2013,
                       May 31, 2013, August 30, 2013, November 29, 2013,
                       February 28, 2014, May 30, 2014 and August 29, 2014

Record Dates:          With respect to each SDY Dividend Pass-Thru Payment Date,
                       the third business day preceding such SDY Dividend
                       Pass-Thru Payment Date

Discounts and          The Agent will not receive a commission in connection
Commissions:           with the sale of the securities. The Agent may pay
                       custodial fees to other broker-dealers of up to 0.25% or
                       $2.50 per $1,000 face amount. DBSI, the agent for this
                       offering, is our affiliate. For more information see
                       "Underwriting (Conflicts of Interest)" in term sheet No.
                       1274.

Agent:                Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------

Best Case Scenario at Maturity
--------------------------------------------------------------------------------
[]   If the Final Basket Level is greater than the Initial Basket Level, investors will receive 100% of the appreciation of the Basket Level, which will include the adjustment factors relating to each Basket Component.

Worst Case Scenario
--------------------------------------------------------------------------------
[]   If a Redemption Trigger Event occurs, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.

Benefits
--------------------------------------------------------------------------------
[]   Participation in the performance of the Basket Components with uncapped upside potential, reduced by the adjustment factors.

Risks
--------------------------------------------------------------------------------
[]   Exposed to one times the performance of SDY and three times the performance of EMERALD.
[]   If a Redemption Trigger Event occurs on any trading day, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.
[]   EMERALD has limited performance history.
[]   An investment in the securities is subject to the credit of the Issuer.

                  Important Dates
------------------------------------------------------
Offering Period:      August 5, 2011 -- August 26, 2011
Trade Date:                           August 26, 2011
Settlement Date:                      August 31, 2011
Final Valuation Date:                 August 26, 2014
Maturity Date:                   August 29, 2014 (3 years)

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                                          Registration Statement
                                                                  No. 333-162195
                                                            Dated August 5, 2011

                     NOT FDIC / NCUA INSURED OR GUARANTEED
                       MAY LOSE VALUE * NO BANK GUARANTEE
                                 NOT A DEPOSIT
             NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL
                                     AGENCY

             Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity
Final Basket Level	Percentage Change in Basket Level	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
160.00	60.00%	$ 1,600.00	60.00%
140.00	40.00%	$ 1,400.00	40.00%
120.00	20.00%	$ 1,200.00	20.00%
110.00	10.00%	$ 1,100.00	10.00%
105.00	5.00%	$ 1,050.00	5.00%
100.00	0.00%	$ 1,000.00	0.00%
95.00	-5.00%	$ 950.00	-5.00%
90.00	-10.00%	$ 900.00	-10.00%
80.00	-20.00%	$ 800.00	-20.00%
60.00	-40.00%	$ 600.00	-40.00%
40.00	-60.00%	$ 400.00	-60.00%
This hypothetical scenario analysis table illustrates the Redemption Amounts payable on the Maturity Date per $1,000 face amount of securities for hypothetical performances of the Basket. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results may vary, perhaps materially, from this analysis. For purposes of this table and these examples, it is assumed that a Redemption Trigger Event does not occur. If a Redemption Trigger Event occurs, you will lose a significant portion, and may lose all, of your investment in the securities. The calculation of the Basket Level includes the adjustment factor relating to each Basket Component. As a result, the performance of the Basket Components will need to more than offset the adjustment factors for the return on the securities to be positive.

Selected Risk Factors An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 1274 for detailed information about the risks listed below.
ACCELERATED LOSS AND NO PROTECTION AGAINST LOSS — The securities offer 100% participation in the appreciation or depreciation of SDY and 300% participation in the appreciation or depreciation of EMERALD, each reduced by the respective adjustment factor. Any negative SDY Performance when combined with three times any negative EMERALD Performance in calculating the Redemption Amount will result in an accelerated loss on your investment. Your payment at maturity or upon a Redemption Trigger Event will be further reduced by the SDY Adjustment Factor and the EMERALD Adjustment Factor.
YOUR SECURITIES ARE EXPOSED TO ONE TIMES THE PERFORMANCE OF SDY AND THREE TIMES THE PERFORMANCE OF EMERALD — Because the securities are linked to EMERALD on a three-times leveraged basis, any negative performance of EMERALD will have a substantial effect on your return even though the performance of the Basket is based on the appreciation or depreciation of the Basket as a whole.
EARLY REDEMPTION UPON A REDEMPTION TRIGGER EVENT — If the Basket Level is less than the Redemption Trigger Level at the close of any trading day during the period from but excluding the Trade Date to and including to the Final Valuation Date, we will redeem the securities early. The Redemption Amount will be calculated using the Final Basket Level on the Redemption Trigger Valuation Date, and you will lose a significant portion, and may lose all, of your initial investment. Once a Redemption Trigger Event occurs, early redemption by us will be automatic. In addition, you will not benefit from any increase in the Basket Level that may occur after the Redemption Trigger Valuation Date, and you may not be able to reinvest your money in a comparable investment.</ div>
CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.
EMERALD STRATEGY RISK — EMERALD reflects a strategy that aims to monetize any negative serial correlation exhibited by the S&P 500® Index by periodically buying daily volatility and selling weekly volatility on the S&P 500® Index. EMERALD will appreciate if daily realized volatility exceeds weekly realized volatility over a given week, and decline if daily realized volatility is less than weekly realized volatility over a given week.  There is no assurance that any negative correlation between the daily volatility and weekly volatility on the S&P 500® Index will exist at any time during the term of the securities and the strategy of buying daily volatility and selling weekly volatility may not be successful.
EMERALD HAS VERY LIMITED PERFORMANCE HISTORY — Calculation of EMERALD began on October 12, 2009. Therefore, EMERALD has very limited performance history and no actual investment which allowed tracking of the performance of EMERALD was possible before that date.
INVESTMENT RETURNS ON SECURITIES LINKED TO HIGH-DIVIDEND PAYING STOCKS, SUCH AS SDY, MAY BE LOWER THAN RETURNS FROM THE OVERALL STOCK MARKET — The SDY seeks to measure the performance of high-dividend yielding companies, and is designed to include stocks of companies that have historically followed a managed-dividends policy of consistently increasing dividends. However, there is a risk that returns from high-dividend paying stocks will be lower than returns on the stock market as a whole.
THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of SDY. See “Description of Securities – Anti-Dilution Adjustments for Funds” in the term sheet No. 1274.
ADJUSTMENTS TO SDY OR TO THE UNDERLYING INDEX COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES — SSgA Funds Management, Inc. (“SSFM”) is the investment advisor to SDY, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the SDY Index. The stocks included in the SDY Index are selected by Standard & Poor’s. The SDY Index is calculated and published by Standard & Poor’s. Standard & Poor’s can add, delete or substitute the stocks underlying the SDY Index, which could change the value of the SDY Index. Pursuant to its investment strategy or otherwise, SSFM may add, de lete, or substitute the stocks included in SDY. Any of these actions could cause or contribute to large movements in the value of SDY, which could cause the value of the securities to decline.
SDY AND THE SDY INDEX ARE DIFFERENT — The performance of SDY may not exactly replicate the performance of the SDY Index because SDY will reflect transaction costs and fees that are not included in the calculation of the SDY Index.
LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.

THERE IS NO AFFILIATION BETWEEN SDY AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY SDY — We are not affiliated with SDY or the issuers of the component securities held by SDY or underlying the SDY Index replicated by SDY. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the component securities held by SDY or underlying the SDY Index. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the component securities held by SDY or the component stocks underlying the SDY Index or any of the issuers of the component securities held by SDY or underlying the SDY Index.
OUR RESEARCH OPINIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES AND THE VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the Basket Level or the value of the securities.
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE SECURITIES — We or our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Basket Components and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may engage in trading in instruments linked to the Basket Components on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Co mponents. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the securities.
POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor of EMERALD, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity, and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Basket Components on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.
See “Risk Factors” in the accompanying term sheet for more information.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1274 that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 1274 and this fact sheet if you so request by calling toll-free 1-800-311-4409.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905